UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. )*

Advanced Emissions Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00770C101
(CUSIP Number)

Jeremy Blank
c/o Community Fund
9800 Wilshire Blvd
Beverly Hills, CA 90212
(310) 430-7495
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 00770C101	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Jeremy Blank

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,453,453(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,453,453(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,453,453(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 325,457 shares of Common Stock (as defined herein) that the Reporting Person has the right to acquire upon exercise of Warrants (as defined herein) held directly by CF Global (as defined herein).
(2) Based on the sum of (i) 26,824,177 shares of Common Stock outstanding as of February 24, 2023, as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2023, plus (ii) 325,457 shares of Common Stock issuable upon exercise of Warrants held directly by CF Global, which amount has been added to the shares of Common Stock outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

CUSIP No: 00770C101	SCHEDULE 13D	Page 3 of 6 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.001 per share (“Common Stock”), of Advanced Emissions Solutions, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8051 E. Maplewood Avenue, Suite 210, Greenwood Village, Colorado 80111. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a) This Statement is being filed on behalf of Jeremy Blank (the “Reporting Person”), who is a director of the Issuer.

(b) The business address of the Reporting Person is c/o Community Fund, 9800 Wilshire Blvd, Beverly Hills, CA 90212.

(c) The present principal occupation of the Reporting Person is manager to private investment vehicles.

(d) The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On February 1, 2023, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Arq Limited, a company incorporated under the laws of Jersey (“Arq”), pursuant to which the Issuer acquired all of the direct and indirect equity interests of Arq’s subsidiaries in exchange for consideration consisting of (i) 3,814,864 shares of Common Stock, and (ii) 5,294,462 shares of Series A Convertible Preferred Stock, par value $0.001 per share (“Preferred Stock”), of the Issuer (together, the “Transaction”).  Following the Transaction, Arq undertook a buyback of its own shares (the “Buyback”) as a means of distributing the Common Stock and Preferred Stock that were the proceeds of the sale.  In the Buyback, participating Arq shareholders received in the aggregate 9.78 shares of Common Stock and 11.44 shares of Preferred Stock as consideration for every 1,000 ordinary shares in Arq (rounded down to the nearest whole share). Each of YGF 100 LP (“YGF”) and Community SPV GP LP (“Community SPV”), investment vehicles that the Reporting Person ultimately controls, was a shareholder of Arq and participated in the Buyback.  Accordingly, in the Buyback, which was effective March 9, 2023, YGF received 630,619 shares of Common Stock and 737,657 shares of Preferred Stock. Community SPV received 19,804 shares of Common Stock and 23,166 shares of Preferred Stock, in exchange for their shares of Arq.

Also on February 1, 2023, the Issuer entered into Subscription Agreements (“Subscription Agreements”) with certain persons (the “Subscribers”), including YGF, pursuant to which the Subscribers subscribed for and purchased an aggregate 3,842,315 shares of Common Stock at a price per share of $4.00 (the “PIPE”). In the PIPE, YGF purchased an aggregate 631,866 shares of Common Stock on behalf of itself and certain other Subscribers, using its working capital. On March 9, 2023, YGF distributed 154,293 shares of Common Stock to such Subscribers upon receipt of the $4-per-share purchase price from such Subscribers.

CUSIP No: 00770C101	SCHEDULE 13D	Page 4 of 6 Pages
On August 19, 2022, the Issuer and CF Global Credit, LP (“CF Global”), an investment vehicle that Reporting Person ultimately controls,  executed a commitment letter pursuant to which CF Global offered to provide a $10 million term loan (the “Term Loan”) to the Issuer. On February 1, 2023, the Issuer, as borrower, certain of its subsidiaries, as guarantors, and CF Global, as administrative agent and lender, entered into the Term Loan upon execution of a Term Loan and Security Agreement (the “Loan Agreement”). In connection with the Loan Agreement and as consideration for the Term Loan, on February 1, 2023, the Issuer issued to CF Global a warrant (the “Warrant”) to purchase 325,457 shares of Common Stock. The Warrant has an exercise price of $0.01 per share, subject to adjustment as set forth in the Warrant, is exercisable immediately and will expire on February 1, 2030. The terms of the Warrant do not allow for cash exercise, and the Warrant may only be exercised pursuant to the terms thereof.

The foregoing description of each of the Subscription Agreements and the Loan Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of each of the form of Subscription Agreement and the Loan Agreement, each of which is attached as an exhibit to this Statement and is incorporated herein by reference.

Item 4.	Purpose of Transaction

The information set forth in the response to Item 3 of this Statement is incorporated herein by reference.

The Reporting Person acquired and holds the securities of the Issuer reported herein for investment purposes, and such acquisitions were made in the Reporting Person’s ordinary course of business of managing the investment vehicles he ultimately controls.

On February 1, 2023, pursuant to the terms of the Securities Purchase Agreement, the Issuer expanded the size of its board of directors (the “Board”) from four to seven members and elected three directors of Arq, including the Reporting Person, to the newly created vacancies, effective immediately.  The Reporting Person may receive compensation for his service as a non-management director on the Board, consistent with the compensation generally provided to other non-management directors, as determined by the Board.

As a director on the Board, and consistent with his investment intent, the Reporting Person may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board regarding the Issuer, including but not limited to its operations, governance and control.

The Reporting Person expects to review from time to time his investment in the Issuer and may, depending on the market and other conditions: (i) purchase additional securities in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the securities now beneficially owned or hereafter acquired; or (iii) engage in other actions related to or that could result in any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Person does not currently have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a, b) As of the date hereof, the Reporting Person may be deemed to beneficially own, in the aggregate, 1,453,453  shares of Common Stock, which represents approximately 5.4% of the shares of Common Stock outstanding. This amount includes: (i) 1,108,192 shares of Common Stock held directly by YGF; (ii) 19,804 shares of Common Stock held directly by Community SPV; and (iii) 325,457 shares of Common Stock issuable upon exercise of Warrants held directly by CF Global.

Each share of Preferred Stock will be automatically converted into a share of Common Stock upon approval by the holders of the percentage of Common Stock required to approve such conversion under the applicable rules of The Nasdaq Stock Market, without the need for any action on the part of the holders of the Preferred Stock (the “Conversion Approval”). Each share of Preferred Stock has an original issue price of $4.00 per share (the “Original Issue Amount”). The number of shares of Common Stock issuable upon conversion of each share of Preferred Stock shall be equal to the product of (i) the sum of (A) the Original Issue Amount plus (B) an amount equal to the cumulative amount of the accrued and unpaid dividends on such share at such time (regardless of whether or not declared or funds for their payment are lawfully available) divided by (ii) the Original Issue Amount, subject to adjustment as provided in the Preferred Stock’s Certificate of Designations. Prior to the Conversion Approval, the Reporting Person does not have the right to convert the Preferred Stock into Common Stock.  Accordingly, the shares of Common Stock issuable upon conversion of the shares of Preferred Stock held directly by YGF and Community SPV are excluded from the Reporting Person’s beneficial ownership as reported herein.

CUSIP No: 00770C101	SCHEDULE 13D	Page 5 of 6 Pages
The foregoing beneficial ownership percentage is based on the sum of (i) 26,824,177 shares of Common Stock outstanding as of February 24, 2023, as reported in the Issuer’s annual report on Form 10-K filed with the Commission on March 8, 2023, plus (ii) 325,457 shares of Common Stock issuable upon exercise of Warrants held directly by CF Global, which amount has been added to the shares of Common Stock outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

(c) The information set forth in the response to Item 3 is incorporated by reference herein. Except as set forth in this Statement, no transactions in the shares of Common Stock have been effected by the Reporting Person within the past 60 days.

(d) Each of YGF, Community SPV and CF Global is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement that may be deemed to be beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in the response to Item 3 of this Statement is incorporated herein by reference.

Pursuant to the terms of the Securities Purchase Agreement, Arq and the Subscribers, including YGF, entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer on February 1, 2023. The Registration Rights Agreement provides that as promptly as practicable following the closing of the Transaction, but no later than 150 days after the consummation of the Transaction, the Issuer will file a registration statement registering the resale of the shares of Common Stock received by Arq and the Subscribers (including shares of Common Stock issuable upon conversion of the Preferred Stock). The Issuer will also use commercially reasonable efforts to have such registration statement declared effective as soon as practicable following the filing thereof. The Registration Rights Agreement further provides that certain of the investors party thereto will be entitled to customary “piggyback” registration rights.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the text of the Registration Rights Agreement, which is filed as an exhibit to this Statement and is incorporated herein by reference.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Form of Subscription Agreement
Exhibit 2
Loan Agreement, dated February 1, 2023, by and among the Issuer, certain subsidiaries of the Issuer, and CF Global (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 1, 2023).

Exhibit 3
Registration Rights Agreement, dated February 1, 2023, by and among the Issuer, YGF, and other Subscribers (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 1, 2023).

CUSIP No: 00770C101	SCHEDULE 13D	Page 6 of 6 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2023	JEREMY BLANK

/s/ Jeremy Blank

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).